UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Evans Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

29911Q208
(CUSIP Number)

Mr. Terry Maltese, Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages.

Exhibit Index located on Page 13	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 29911Q208	Page 2 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

306,700

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

306,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.31%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 3 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

205,800

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

205,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 4 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

26,400

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

26,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.63%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 5 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

179,400

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

179,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.28%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 6 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

41,100

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

41,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.98%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 7 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

59,800

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

59,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.43%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.29911Q208	Page 8 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

	8.	Shared Voting Power

306,700

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

306,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.31%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.50 per share ("Common Stock"), of Evans Bancorp, Inc. (the "Issuer"), a company incorporated in New York, with its principal office at 14-16 North Main Street, Angola, NY 14006.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MHF and MHFII, (iii) MHF, with respect to shares of Common Stock beneficially owned by it, (iv) MHFII, with respect to shares of Common Stock beneficially owned by it, (v) MO, with respect to shares of Common Stock beneficially owned by it, and (vi) Terry Maltese, as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MHF and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHF, MHFII, SCP, MO, SOAM and Holdings.

(b)    The address of the principal offices of each of MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022. The address of the principal office of MO is /o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

(c)    The principal business of MHF, MHFII, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is managing member of SOAM and Holdings.

(d)    During the last five years, none of MHF, MHFII, SCP MO, Holdings, SOAM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MHF, MHFII, MO, SCP, Holdings, SOAM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MHF, MHFII, MO, and SCP is $318,929, $2,237,982, $493,187, and $717,600 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 4,195,801 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on October 31, 2013:

(i)	MHF beneficially owned 26,400 shares of Common Stock, constituting approximately 0.63% of the shares outstanding.

(ii)	MHFII beneficially owned 179,400 shares of Common Stock, constituting approximately 4.28% of the shares outstanding.

(iii)	MO beneficially owned 41,100 shares of Common Stock, constituting approximately 0.98% of the shares outstanding.

(iv)	SCP beneficially owned 59,800 shares of Common Stock, constituting approximately 1.43% of the shares outstanding.

(v)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the the 26,400 shares owned by MHF, the 179,400 shares owned by MHFII, the 41,100 shares owned by MO, and the 59,800 shares owned by SCP, or an aggregate of 306,700 shares of Common Stock, constituting approximately 7.31% of the shares outstanding.

(vi)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MHF and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 26,400 shares owned by MHF and the 179,400 shares owned by MHFII, or an aggregate of 205,800 shares of Common Stock, constituting approximately 4.91% of the shares outstanding.

(vii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, and Ventures, Mr. Maltese may be deemed to beneficially own the 26,400 shares owned by MHF, the 179,400 shares owned by MHFII, the 41,100 shares owned by MO, and the 59,800 shares owned by SCP, or an aggregate of 306,700 shares of Common Stock, constituting approximately 7.31% of the shares outstanding.

(viii)	In the aggregate, the Reporting Persons beneficially own 306,700 shares of Common Stock, constituting approximately 7.31% of the shares outstanding.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as Managing Member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to January 10, 2014,  the Reporting persons effected the following transactions in the Common Stock.

Transactions by MHF last 60 days
Date	Transaction	Price	Shares
12/17/13	Sale	20.7050	(200)
12/18/13	Sale	20.7001	(100)
12/27/13	Sale	20.8996	(1,900)

Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
	Ø	4	4

Transactions by MO last 60 days
Date	Transaction	Price	Shares
12/17/13	Sale	20.7050	(1,800)
12/18/13	Sale	20.7001	(1,000)
12/19/13	Sale	20.7000	(300)
12/23/13	Sale	20.7000	(100)
12/27/13	Sale	20.8996	(20,500)

Transactions by SCP last 60 days
Date	Transaction	Price	Shares
Ø

(d) Not applicable.

(e) Not applicable.

 Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014

MALTA HEDGE FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD.		SOAM CAPITAL PARTNERS, L.P.

By:	/s/Terry Maltese	By:	SOAM Venture Holdings, LLC,
	Terry Maltese		the sole general partner
Director
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET MANAGEMENT, LLC		SOAM HOLDING, LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

TERRY MALTESE

By:	/s/ Terry Maltese
Terry Maltese Managing Member

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  January 10, 2014

MALTA HEDGE FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD.		SOAM CAPITAL PARTNERS, L.P.

By:	/s/Terry Maltese	By:	SOAM Venture Holdings, LLC,
	Terry Maltese		the sole general partner
Director
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET MANAGEMENT, LLC		SOAM HOLDING, LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

TERRY MALTESE

By:	/s/ Terry Maltese
Terry Maltese Managing Member

SK 27061 0003 1443825